UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Trestle Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

89530U105

(CUSIP Number)

Eric Stoppenhagen
c/o Trestle Holdings, Inc.
P.O.Box 4198
Newport Beach, CA 92661
(949) 673-1907

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent._____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8)

CUSIP No. 89530U105	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500
	8	SHARED VOTING POWER 442,455
	9	SOLE DISPOSITIVE POWER 3,500
	10	SHARED DISPOSITIVE POWER 442,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 257,355
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 257,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%(1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodman Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 185,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 185,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

This Amendment No. 3 to Schedule 13D amends certain Items of Schedule 13D and Amendments No. 1 and No. 2 to Schedule 13D previously filed by David Weiner, a citizen of the United States (“Weiner”), W-Net, Inc., a California corporation (“W-Net”), Woodman Management Corporation, a California corporation (“WMC”, and W Holdings, LLC, a California limited liability company (“Holdings”), as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

On August 20, 2008, pursuant to a Share Purchase Agreement dated August 19, 2008, by and between Holdings and MKM Capital Opportunity Fund Ltd. (“MKM”), Holdings sold to MKM 114,605,772 shares of the Issuer’s common stock, for aggregate cash consideration equal to $475,000. W-Net owns a majority of the membership interest in Holdings and Weiner is its sole manager.  Weiner, W-Net, WMC or Holdings are not affiliated with MKM and have no equity or other interest therein, and have not had any business or other relationship therewith, except for the transaction contemplated by the Share Purchase Agreement.

Also on August 20, 2008, W-Net assigned to MKM all of its right, privilege, benefit and remedies in, to and under that certain Revolving Promissory Note dated March 26, 2008 and expiring on September 30, 2008, executed and issued by the Issuer for the benefit of W-Net.

Also on August 20, 2008, pursuant to a Membership Interest Repurchase Agreement dated August 19, 2008, by and between Holdings and Strategic Turnaround Equity Partners, LP (“Strategic”), Holdings repurchased 33.33% of its Membership Interests from Strategic, the other member (other than W-Net) of Holdings, in exchange for 20,394,228 shares of the Issuer’s common stock and $75,507.  Weiner, W-Net, WMC or Holdings are not affiliated with Strategic and have no equity or other interest therein, and have not had any business or other relationship therewith, except for Strategic’s original investment in Holdings and the transaction contemplated by the repurchase of membership interests.

The purpose of the transactions by Holdings was to dispose of its interests in the Issuer.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Reference is made to the disclosure set forth under Item 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of August 20, 2008, Weiner beneficially owned 445,955 shares of common stock, which includes 3,500 shares of common stock which Weiner personally holds, 185,100 shares which are held by WMC and 161,900 shares which are held by W-Net. W-Net also owns directly warrants (immediately exercisable) to purchase 95,455 shares of the Issuer’s common stock. Weiner is an investment consultant for, and is the sole director and officer of, each of W-Net and WMC. As of August 20, 2008, Holdings holds 0 shares of the Issuer’s common stock, W-Net owns all of the membership interest of Holdings, and Weiner is the sole manager of Holdings. In such capacities, Weiner shares the power to dispose or direct disposition of, or to vote or to direct the vote of, the securities held by each of W-Net, WMC and Holdings. Assuming a total of 143,257,214 shares of the Issuer’s common stock outstanding as of August 20, 2008, the shares held by Weiner, W-Net, WMC and Holdings constitute approximately 0.3% of the shares of the Issuer’s common stock issued and outstanding.  Mr. Weiner has the sole power to vote and dispose of such shares.

6

As of August 20, 2008, W-Net beneficially owned 161,900 shares of the Issuer’s common stock and warrants to purchase 95,455 shares of common stock, which are fully vested and exercisable as of the date hereof (the “W-Net Shares”).  Assuming a total of 143,257,214 shares of the Issuer’s common stock outstanding as of August 20, 2008, the W-Net Shares constitute approximately 0.2% of the shares of the Issuer’s common stock issued and outstanding.

As of August 20, 2008, WMC beneficially owned 185,100 shares of the Issuer’s common stock, and assuming a total of 143,257,214 shares of the Issuer’s common stock outstanding as of August 20, 2008, such shares constitute approximately 0.1% of the shares of the Issuer’s common stock issued and outstanding.

As of August 20, 2008, Holdings beneficially owned 0 shares of the Issuer’s common stock, and assuming a total of 143,257,214 shares of the Issuer’s common stock outstanding as of August 20, 2008, such shares 0.0% of the shares of the Issuer’s common stock issued and outstanding.

Except as set forth herein, there have been no other transactions in the class of securities reported that were effected during the past sixty days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of August 20, 2008, Weiner beneficially owned 445,955 shares of common stock, which includes 3,500 shares of common stock which Weiner personally holds, 185,100 shares which are held by WMC and 161,900 shares which are held by W-Net. W-Net also owns directly warrants (immediately exercisable) to purchase 95,455 shares of the Issuer’s common stock. Weiner is an investment consultant for, and is the sole director and officer of, each of W-Net and WMC. As of August 20, 2008, Holdings holds 0 shares of the Issuer’s common stock, W-Net owns all of the membership interest of Holdings, and Weiner is the sole manager of Holdings. In such capacities, Weiner shares the power to dispose or direct disposition of, or to vote or to direct the vote of, the securities held by each of W-Net, WMC and Holdings. Assuming a total of 143,257,214 shares of the Issuer’s common stock outstanding as of August 20, 2008, the shares held by Weiner, W-Net, WMC and Holdings constitute approximately 0.3% of the shares of the Issuer’s common stock issued and outstanding.  Mr. Weiner has the sole power to vote and dispose of such shares.

7

Item 7.   Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement

2	Share Purchase Agreement dated August 19, 2008, by and between W Holdings, LLC and MKM Capital Opportunity Fund Ltd.

3	Assignment of Promissory Note dated August 19, 2008, by and between W-Holdings, LLC and MKM Capital Opportunity Fund Ltd.

4	Membership Interest Repurchase Agreement dated August 19, 2008, by and between W Holdings, LLC and Strategic Turnaround Equity Partners, LP

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

W-Net, Inc.
A California corporation

Dated: August 22, 2008	/s/ David Weiner
	By:	David Weiner
	Its:	President

David Weiner, an individual

Dated: August 22, 2008	/s/ David Weiner

Woodman Management Corporation
A California corporation

Dated: August 22, 2008	/s/ David Weiner
	By:	David Weiner
	Its:	President

W Holdings, LLC
A California limited liability company

Dated: August 22, 2008	/s/ David Weiner
	By:	David Weiner
	Its:	Manager

9

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement

2	Share Purchase Agreement dated August 19, 2008, by and between W Holdings, LLC and MKM Capital Opportunity Fund Ltd.

3	Assignment of Promissory Note dated August 19, 2008, by and between W-Holdings, LLC and MKM Capital Opportunity Fund Ltd.

4	Membership Interest Repurchase Agreement dated August 19, 2008, by and between W Holdings, LLC and Strategic Turnaround Equity Partners, LP